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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63860C100

(CUSIP Number)

GRH Holdings, L.L.C.
6701 Nob Hill Road
Tamarac, Florida 33321

with a copy to:

Charles E. Muller II, Esq.
Muller & Lebensburger
7385 Galloway Road, Suite 200
Miami, FL 33173
Tel. (305) 670-6770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: GRH Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): IRS No. 80-0095013

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,124,022 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,124,022 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.58%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Viaura Holdings, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,124,022 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,124,022 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.58%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Viaura, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,124,022 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,124,022 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.58%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: Michael Gusky		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,124,022 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,124,022 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.58%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Robin Gusky		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 5,124,022 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 5,124,022 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,124,022 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.58%

14.	Type of Reporting Person (See Instructions): IN

               THIS SCHEDULE 13D/A is filed by GRH Holdings, L.L.C. (“GRH”), Viaura Holdings, Ltd. (“Viaura Holdings”), Viaura, Inc. (“Viaura”), Michael Gusky, and Robin Gusky (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Person on September 10, 2004 and amended on January 11, 2005.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following information at the conclusion of the Section:

     The Private Placement Transaction

          On February 28, 2005, GRH transferred 488,411 shares (the “Transferred Shares”) of the Corporation’s common stock to United States Pharmaceutical Group, L.L.C., an indirect wholly owned subsidiary of the Corporation (“USPG”) pursuant to that certain stock transfer letter dated as of February 28, 2005, by and between GRH and USPG (the “Stock Transfer Letter”).

          The Transferred Shares were subsequently transferred by USPG to MHR Capital Partners LP and OTQ LLC (together, the “Investors”) pursuant to that certain Investment Unit Purchase Agreement dated as of February 28, 2005 (the “Investment Unit Purchase Agreement”), by and among the Investors, the Corporation, NationsHealth Holdings, L.L.C., a wholly-owned subsidiary of the Corporation (“NH LLC”) and USPG (and together with the Corporation and NH LLC, the “Issuers”), pursuant to which the Issuers sold to the Investors, and the Investors purchased from the Issuers, investment units consisting in the aggregate of (x) $15,000,000 in principal amount of 7 3/4% Convertible Secured Notes and (y) 1,785,714 shares of common stock of the Corporation (the “Investor Shares”). The Transferred Shares are among the Investor Shares transferred to the Investors pursuant to the Investment Unit Purchase Agreement.

          RGGPLS Holding, Inc. (“RGGPLS”) exercises shared voting power over the Transferred Shares pursuant to that certain Stockholders Agreement dated as of February 28, 2005, by and among the Corporation, RGGPLS, GRH and the Investors (the “MHR Stockholders Agreement”). The MHR Stockholders Agreement is filed as an exhibit hereto and is incorporated by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) and (b). GRH is the owner, with shared dispositive and voting power, of 5,124,022 shares of Common Stock, which represents 19.58% of the shares of Common Stock outstanding as of February 28, 2005.

     Viaura Holdings is currently the beneficial owner, with shared dispositive and voting power, of 5,124,022 shares of Common Stock, which represents 19.58% of the shares of Common Stock outstanding as of February 28, 2005.

     Viaura is currently the beneficial owner, with shared dispositive and voting power, of 5,124,022 shares of Common Stock, which represents 19.58% of the shares of Common Stock outstanding as of February 28, 2005.

     Michael Gusky and Robin Gusky, husband and wife, are currently the beneficial owners, with shared dispositive and voting power, of 5,124,022 shares of Common Stock, which represents 19.58% of the shares of Common Stock outstanding as of February 28, 2005.

     The calculation of the foregoing percentages is based on the fact that there are 26,174,800 shares of Common Stock issued and outstanding as of February 28, 2005.

     Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons.

     (c) The Corporation has informed GRH that the Stock Transfer Letter and the Investment Unit Purchase Agreement became effective on February 28, 2005 as described in item 4 above, which descriptions are incorporated herein by reference.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information to the conclusion of the Section:

     The Corporation has informed GRH that the Stock Transfer Letter, the Investment Unit Purchase Agreement and the MHR Stockholders Agreement became effective on February 28, 2005 as described in item 4 above, which descriptions are incorporated herein by reference.

     Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2005

GRH HOLDINGS, L.L.C.

By:	Viaura Holdings, Ltd. Its managing member

	By:	Viaura, Inc., its general partner

		By:	/s/ Michael Gusky

Name: Michael Gusky Title: President

VIAURA HOLDINGS, LTD.

By:	Viaura, Inc., its general partner

		By:	/s/ Michael Gusky

Name: Michael Gusky Title: President

VIAURA, INC.

By:	/s/ Michael Gusky

Name: Michael Gusky
Title: President

/s/ Michael Gusky

Michael Gusky

/s/ Robin Gusky

Robin Gusky

Exhibit Index

Exhibit No.	Description
1	Stock Transfer Letter, dated as of February 28, 2005, by and between GRH and USPG.

2	Investment Unit Purchase Agreement, dated as of February 28, 2005, by and among the Issuers and the Investors (incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

3	Stockholders Agreement, dated as of February 28, 2005, by and among the Corporation, RGGPLS Holding, Inc. (“RGGPLS”), GRH and the Investors (incorporated by reference to Exhibit 10.5 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

4	Registration Rights Agreement, dated as of February 28, 2005, by and among the Corporation and the Investors (incorporated by reference to Exhibit 10.4 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

5	Senior Subordination Agreement, dated as of February 28, 2005, by and among the Investors and RGGPLS (incorporated by reference to Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed March 4, 2005).

6	Joint Filing Agreement, executed in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to GRH’s Schedule 13D filed September 10, 2004).